UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today, that on June 4, 2015, the board of directors approved, following an approval by the Company's audit committee, in accordance with the Israeli Companies Regulations (Relief for Transactions with Interested Parties) of 2000 (the “Regulations”) a potential loan transaction between the Company and an Israeli banking institution (the “Bank”) for an aggregate loan amount of NIS 75 million (the “Loan”). The Loan is to be for a period of up to 3 months, bearing interest rate as in other similar loans received by the Company from the Bank. As a security for repayment of the Loan, Alon Israel Oil Company Ltd., the Company's controlling shareholder, will, as agreed with the Bank, grant a lien, on the Bank's behalf, on a short-term monetary deposit (the “Security”). The Loan is yet subject to the Bank's final approval.

In accordance with Section 1(2) of the Regulations, the Company's board of directors and audit committee determined that the Security benefits the Company since the Company shall not have to pay the controlling shareholder for the Security.

In light of the above, pursuant to the Regulations, the approval of the terms of the Security does not require approval of the Company's shareholders (the "Exemption"). Nevertheless, under Section 1C of the Regulation, each shareholder or group of shareholders that holds at least 1% of the Company’s issued share capital or voting rights is entitled to object to the use of the Exemption; provided, however, that such objection has been submitted to the Company within 14 days as of the date of this report on Form 6-K.

****

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 192 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Housware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 63.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

June 4, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary